UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
7 February 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Corium International, Inc.

File Nos. 333-194279 and 1-36375 -- CF# 34546

_____

Corium International, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form S-1 filed on March 3, 2014, as amended, and Form 10-Q filed on July 30, 2015.

Based on representations by Corium International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.15	S-1	March 3, 2014	through December 23, 2019
10.16	S-1	March 3, 2014	through December 23, 2019
10.1	10-Q	July 30, 2015	through December 23, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary